Roc Global, LLC

Financial Statements and
Supplemental Information
Year Ended December 31, 2025
(Confidential Pursuant to Rule 17a-5(e)(3))

Roc Global, LLC

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68605

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Roc Global, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Fifth Avenue, 4th Floor
(No. and Street)

New York	N.Y.	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arthur Muscio	917 455-3697	art@rocgs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davis, Ward & Hochman, LLP
(Name – if individual, state last, first, and middle name)

150 East 58th Street	New York	N.Y.	10155
(Address)	(City)	(State)	(Zip Code)

6/30/2010	5182
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, Joseph Garofoli , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Roc Global, LLC , as of 12/31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sharon E Oie
NOTARY PUBLIC - STATE OF NEW YORK
No. 01OI6378334
Qualified in Queens County
My Commission expires on July 23, 2026
Certificate Filed in New York, Kings and Bronx Counties

Notary Public

Signature: 1/30/26

Title:
Managing Member

State of New York
County of New York
Sworn to before me
This 30 day of January 20 26

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2R



Davis, Ward & Hochman, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: (212) 230-2600
www.dwhllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Roc Global, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roc Global, LLC, a Connecticut Limited Liability Company, (the "Company") as of December 31, 2025 and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had a loss in 2025 and this condition raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance

about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I as listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of Roc Global, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2011.

Davis, Ward & Hochman, LLP

Davis, Ward & Hochman, LLP
New York, New York
January 30, 2026

ROC GLOBAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	134,441
Accounts receivable		45,040
Receivable from Parent		5,000
Prepaid expenses and other assets		36,351
Total assets	$	220,832

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$	34,731
Total liabilities		34,731
MEMBER'S EQUITY		186,101
Total liabilities and member's equity	$	220,832

See accompanying notes to financial statements.

ROC GLOBAL, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES

Investment banking	$ 275,250
Interest income	3
Total revenues	275,253

EXPENSES

Compensation and payroll related costs	893,713
Occupancy and related costs	117,365
Communications and technology	82,845
Professional fees	158,206
Other operating expenses	75,564
Total expenses	1,327,693
NET LOSS	(1,052,440)
Capital Contributions	1,010,000
MEMBER'S EQUITY, BEGINNING OF YEAR	228,541
MEMBER'S EQUITY END OF YEAR	$ 186,101

See accompanying notes to financial statements.

ROC GLOBAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (1,052,440)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets - decrease (increase) in:	
Accounts receivable	(45,040)
Receivable from Parent	(5,000)
Prepaid expenses and other assets	6,755
Changes in liabilities - increase (decrease) in:	
Accounts payable and accrued liabilities	(99,735)
Total adjustments	(143,020)
Net cash used in operating activities	(1,195,460)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions from member	1,010,000
Net cash provided by financing activities	1,010,000
NET DECREASE IN CASH	(185,460)
CASH, beginning of the year	319,901
CASH, end of the year	$ 134,441

See accompanying notes to financial statements.

Note 1 - Going Concern

Roc Global LLC (the "Company") financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has incurred a net loss of approximately $1,052,000 in Fiscal 2025. The Company is in the process of working on various transactions, which could result in revenues which would cover its operating costs for the next twelve months. Additionally, Roc Global Holdings LLC (the "Parent") can infuse additional capital into the Company and has historically contributed capital to fund the net losses.

There can be no assurance that the Company will be successful in closing these transactions or that the Parent will infuse additional capital in order to continue as a going concern. Accordingly, these factors raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Note 2 - Summary of Business and Significant Accounting Policies

Organization and Business Overview

The Company was organized pursuant to the laws of the State of Connecticut and is a wholly owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services to its clients and in Fiscal 2025 provided corporate, strategic, project finance and mergers and acquisition advisory services. The Company also is approved in its FINRA membership agreement to originate and arrange the private placement distribution of securities on a best-efforts basis, participate as a selling group participant, and act as a broker or dealer selling equity linked securities and convertible securities.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Note 2 - Summary of Business and Significant Accounting Policies - continued

Revenue from Contracts with Clients

The Company accounts for revenue earned from contracts with clients for services such as investment banking under ASC Topic No. 606, "Revenue from Contracts with Customers" ("ASC 606"). As such, revenues for these services are recognized when the performance obligations related to the underlying transaction are completed.

Investment Banking

Investment banking revenues are composed of origination, distribution, and advisory fees and the related revenues are generally contingent on a successful transaction.

Fees arising from private placements are recognized upon completion of the underlying transaction based upon the terms of the assignment, which is on the date of the successful closing of the transaction. The Company believes that the closing date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the securities offering at that point.

Fees arising from advisory service arrangements are generally recognized when the services related to the underlying transaction are completed under the terms of the assignment, which is typically the closing of the advisory related transaction.

In certain transactions the Company may be paid a non-refundable retainer or fee, which is recognized as revenue when the services are provided or the requirements for the retainer or fee are satisfied.

Expenses associated with investment banking transactions are recognized when incurred and are recorded in Other operating expenses, net of client reimbursements.

Note 2 - Summary of Business and Significant Accounting Policies - continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at their carry value and relate to fees receivable from customers associated with its investment banking activities. At December 31, 2025, there was one open receivable in the amount of $45,040.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which modifies the measurement of expected credit losses of certain financial instruments, including accounts receivable. Expected credit losses as well as changes to expected credit losses during the period are recognized in earnings. These expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company adopted this ASU on January 1, 2022, with no material impact to the Company's Financial Statements. Financial assets held by the Company that are subject to the guidance in Topic 326 were accounts receivable. As of December 31, 2025, there was no allowance for credit losses.

Equipment

The Company expenses any computer and office equipment related costs that are individually $1,500 and below.

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the member who includes the Company's income and deductions in their income tax return.

Note 2 - Summary of Business and Significant Accounting Policies – continued

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The amount of unrecognized tax benefits as of December 31, 2025 is $0.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years subject to examination include the years 2022 and forward.

Fair Value Measurements

ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value and establishes a framework for measuring fair value. The Company adopted the provisions codified within ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs based on the Company's own assumptions.

Note 3 - Related Parties

The Parent files a consolidated return for New York City unincorporated business taxes ("UBT"). The Parent charges the Company for its share of UBT. As a result of the current year's net loss and prior net operating loss carryforwards, there were no UBT related expenses for the year ended December 31, 2025. The Company paid a tax advisor on behalf of the Parent and at December 31, 2025, has a receivable of $5,000 due from the Parent.

Note 4 - Net Capital and Other Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

As of December 31, 2025, the Company had net capital of $99,710, which was $94,710 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.3483 to 1 at December 31, 2025.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is not required to make periodic computations of the reserve requirements for the exclusive benefit of customers.

Note 5 - Office Space

The Company leases its office facilities under a short-term space and service agreement ("Space Agreement"). The Space Agreement renewal commenced on September 1, 2025 and matures on February 28, 2026.

For the year ended December 31, 2025, total expense for office facilities amounted to $117,365 and is reflected in Occupancy and related costs on the Statement of Operations.

Future minimum Space Agreement payments are approximately $19,000 for the period January 1, 2026 to February 28, 2026. The Company elected not to apply the recognition requirements of Accounting Standards Codification Topic 842 ("ASC-842") for the Space Agreement since the Space Agreement met the ASC-842 definition of a short-term lease.

Note 6 - Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a potential concentration of credit risk in that it maintains cash deposits with one major financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation. Management has determined that the concentration subjects the Company to minimal risk only. At December 31, 2025, there were no uninsured amounts.

Note 6 - Off-Balance Sheet Risk and Concentrations of Credit Risk – continued

The Company's customers and counterparties are primarily institutional and consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

Due to the nature of the Company's business, large transactions with customers may occur each year.

Note 7 - Subsequent Events

The Company has evaluated subsequent events from January 1, 2026, through January 30, 2026, the date the financial statements were available to be issued.

The Parent made a capital contribution of $95,000 on January 29, 2026. The Company has determined that there are no other events to disclose.

SUPPLEMENTAL INFORMATION

Roc Global, LLC
Schedule I
Computation of Net Capital under Rule 15c3-1
December 31, 2025

NET CAPITAL	
Member's equity	$ 186,101
Deduct:	
Non-allowable assets	86,391
Net capital	$ 99,710
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 94,710
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 34,731
Total aggregate indebtedness	$ 34,731
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	34.83%

There are no material differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report.

See report of independent registered public accounting firm.



Davis, Ward & Hochman, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: (212) 230-2600
www.dwhllp.com

Report of Independent Registered Public Accounting Firm on Compliance with the Exemption Provisions of SEC Rule 15c3-3

To the Member of
Roc Global, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which:

Roc Global, LLC (the "Company") stated that it is filing the Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") are limited to providing debt and mergers and acquisition advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period of January 1, 2025 to December 31, 2025 without exception.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 for Fiscal 2025.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the period of January 1, 2025 to December 31, 2025 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Davis, Ward & Hochman, LLP

Davis, Ward & Hochman, LLP
New York, New York
January 30, 2026

Roc Global, LLC's Exemption Report

Roc Global, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No, 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company's business activities in Fiscal 2025 were limited exclusively to providing debt and merger and acquisition advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(2) For Fiscal 2025, the Company does not claim an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

Roc Global, LLC

I, Joe Garofoli, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Joe Garofoli
Chief Executive Officer
January 30, 2026